November 7, 2007

Mr. Glenn Welstad
CEO and President
Command Center, Inc.
3773 W Fifth Ave.
Post Falls, Idaho 83854

Re: Resignation from Board of Directors

Dear Glenn:

This is certainly an exciting time for Command Center. As we move the company forward, we acknowledge the need to restructure our board of directors in order to add outside directors.

To help facilitate this process, I hereby submit my resignation as a member of the board of directors and as a member and chairman of the compensation committee. As you know, I am committed to helping Command Center in any way that I can and certainly have no disagreement with management on any issue. My resignation from the board is effective immediately.

Sincerely,

Ronald L. Junck